Contact

www.linkedin.com/in/scott-corbett-4b72585 (LinkedIn)

Top Skills

Startups
Medical Devices
Ultrasound

Languages

German

Scott Corbett

CTO, Biomedical Entrepreneur
Portland, Oregon, United States

Summary

• Forty year history in the biomedical engineering field.
• Senior executive as President or VP of small startups.
• Co-founder of multiple biomedical companies in the Seattle and Portland area.
• Technical expertise in acoustics, medical ultrasound, sensors, electrical/mechanical packaging and interconnect technology.
• Experience with strategic planning, patent creation, management and technical due-diligence.
• Experience leading technology and product development teams.
• Intuitive manager with excellent people and communication skills.
• Inventor or co-inventor of over 20 patents in medical device, sensor, micromachining and electronic interconnect arenas.

Specialties: Medical Devices, Ultrasound, laser technology, cochlear implants, patents, technical and corporate management

Experience

EndoSound
Chief Technology Officer
March 2018 - Present (8 years 3 months)
Portland, Oregon

MicroConnex
Owner/Co-Founder
1994 - April 2019 (25 years)

MicroConnex manufactures flex circuit interconnect devices used in a wide variety of electronic devices including medical equipment, computers, military and hand-held.

Sonivate Medical
Chief Technology Officer
2007 - March 2018 (11 years)
Beaverton, Oregon

Sonivate Medical is developing a finger worn ultrasound probe. The probe solves existing ergonomic problems of traditional probes, is easier to learn to use and operate and opens up new uses for ultrasound. We plan on having our first product in the market by first quarter 2013.

Advanced Cochlear Systems
President and CEO
1995 - 2006 (11 years)

Advanced Cochlear worked on developing a new cochlear implant technology. We funded through NIH and through private investors. We have wound down the development effort and are looking to license or partner with implant manufacturers.

PI Medical
President
1992 - 1994 (2 years)

PI Medical was the precursor to MicroHelix, which is now owned by St. Jude Medical. We development interconnect systems for neuroprosthetic devices and were heavily funded by the NIH.

Education

Penn State University
M.S., Acoustics · (1979 - 1982)

Occidental College
B.A., Physics · (1973 - 1977)